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                                   EXHIBIT 4.2

July 16, 1999

R. G. Barry Corporation
13405 Yarmouth Road, N. W.
Pickerington, Ohio 43147

Attention: Richard L. Burrell
         Senior Vice President - Finance

Gentlemen:

Reference is made to the loan agreement, dated July 5, 1994 (the "Agreement"), between R. G. Barry Corporation (the "Company") and Metropolitan Life Insurance Company ("MetLife"), pursuant to which MetLife acquired the Company's 9.7% Senior Promissory Note due July 5, 2004 (the "Note") presently outstanding in the principal amount of $10,714,000. Capitalized terms used herein without definition have the meanings ascribed thereto in the Note.

The Company has indicated to MetLife that it or a Wholly-Owned Subsidiary will acquire 80% of the outstanding capital stock of Escapade S. A., a French holding Company ("Escapade"), which owns 100% of the outstanding capital stock of Fargeot & Cie., a French slipper and footwear manufacturer, for a maximum price of US$5,000,000 (the "Acquisition"). The Company has further indicated to MetLife that a portion of the purchase price for the Acquisition may take the form of a loan to Escapade by the Company or such Wholly-Owned Subsidiary but that the amount of such loan together with the amount of such capital stock investment in Escapade (collectively, the "Investment") will not exceed US$5,000,000. Finally, the Company has indicated to MetLife that such loan will be repaid from the proceeds of a commercial bank loan obtained by Escapade from a French bank (the Bank Loan") and that the Bank Loan will be secured by a pledge by the Company or such Wholly-Owned Subsidiary of 80% of Escapade's capital stock acquired in the Acquisition (the "Pledge").

As holder of the Note and a party to the Agreement, MetLife hereby waives any Event of Default under Section 11 (c) of the Note resulting from (x) a violation of Sections 8.1 (i), 8.1 (iii) and 8.2 (vi) of the Note caused by the incurrence by Escapade of the Bank Loan and by the making of the Pledge, provided that the amount of the Bank Loan shall be included as Debt in all calculations made pursuant to said Sections 8.1 (i) and 8.2 (vi) after such incurrence and making, and (y) a violation of Section 8.11 of the Note caused by the Investment, provided that the amount of the Investment shall be included as an "Investment" (as defined in the Note) in all calculations made pursuant to paragraph (h) of the definition of "Permitted Investments" contained in Section 10 of the Note.

If the foregoing is acceptable to the Company, please execute the form of acceptance at the foot hereof, whereupon this consent shall become a binding agreement between the Company and MetLife. By such execution, the Company shall be deemed to represent and warrant for the purpose of Section 11 (j) of the Note that the Acquisition, the Investment, the Bank Loan and the Pledge shall be made as described in the second paragraph hereof.

Very truly yours,

Metropolitan Life Insurance Company
By /s/ Jacqueline D. Jenkins
   -------------------------

The foregoing is accepted and agreed to

R. G. Barry Corporation
By /s/ Richard L. Burrell
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